Exhibit 99.2

ICON PLC
SOUTH COUNTY BUSINESS PARK
LEOPARDSTOWN
DUBLIN 18
IRELAND

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on Sunday 18th July 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on Sunday 18th July 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it to the registered office address of the company (Erina Fox, Deputy Company Secretary, ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland) so as to be received by 11:59 P.M. Eastern Time on Monday 19th July 2021.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D56716-P59473

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ICON PLC

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees:	For	Against	Abstain
1.1 Mr. Ciaran Murray	☐	☐	☐
1.2 Ms. Joan Garahy	☐	☐	☐
1.3 Mr. Eugene McCague	☐	☐	☐

2. Subject to and conditional upon the completion of the Acquisition to elect:

	For	Against	Abstain
2.1 Mr. Colin Shannon	☐	☐	☐
2.2 Dr. Linda Grais	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 3 through 9:	For	Against	Abstain
3. To review the Company's affairs and consider the Accounts and Reports	☐	☐	☐
4. To authorise the fixing of the Auditors' Remuneration	☐	☐	☐
5. To authorise the Company to allot shares	☐	☐	☐
6. To disapply the statutory pre-emption rights	☐	☐	☐
7. To disapply the statutory pre-emption rights for funding capital investment or acquisitions	☐	☐	☐
8. To authorise the Company to make market purchases of shares	☐	☐	☐
9. To authorise the price range at which the Company can reissue shares that it holds as treasury shares	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorised officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

D56717-P59473 ICON plc Annual General Meeting of Shareholders Tuesday, July 20, 2021 12:00 PM, Dublin Time ICON plc South County Business Park Leopardstown Dublin 18 Ireland If voting by mail, please date, sign and mail this proxy card as soon as possible. Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice & Proxy Statement, Annual Report and 20F are available at www.proxyvote.com. ICON PLC Annual General Meeting of Shareholders July 20, 2021 12:00 PM This proxy is solicited by the Board of Directors The shareholder(s) of the Company hereby appoint(s) the Chairman of the Annual General Meeting, as the proxy of the shareholder(s) to attend, speak and vote for the shareholder(s) on behalf of the shareholder(s) as designated on the reverse side of this ballot, all of the Ordinary Shares of ICON plc that the shareholder(s) is/are entitled to vote at the Annual General Meeting to be held at 12:00 PM, Dublin Time on July 20, 2021, at the ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Note: This proxy may also be voted in accordance with the Board of Director's recommendations with respect to such other business as may properly come before the Annual General Meeting or any adjournment, postponement or continuation thereof. Continued and to be signed on reverse side